                                                                    Exhibit 12.1


                 Computation of Earnings to Fixed Charges Ratio
                             (Dollars in thousands)


                                                                                                                      Pro Forma (1)
                                                                                                                      -------------
                                                                                                   Three Months        Year Ended
                                                          Year Ended December 31,                 Ended March 31,      December 31,
                                   ----------------------------------------------------      -----------------------  -------------
                                      1993     1994      1995      1996         1997           1997          1998         1997
                                                                                                  (unaudited)          (unaudited)
Fixed charges:
Interest expense                   $   103   $   279   $   632   $ 1,292     $    3,956      $   548     $    3,956     $  11,905
Capitalized interest                    --        --       134       255             --           --             --            --
Amortization expense                    --        --        --        --             --           --             --           370
Interest portion of rent expense        --       103       104       224            429           75            155           606
                                   -------   -------   -------   -------     ----------      -------     ----------     ---------
  Total fixed charges              $   103   $   382   $   870   $ 1,771     $    4,385      $   623     $    4,111     $  12,881
                                   =======   =======   =======   =======     ==========      =======     ==========     =========
Earnings:
Income (loss) from continuing
  operations before taxes          $ 1,659    $2,541    $4,775     $5,394(2) $   (1,463)     $ 1,092     $   (2,030)    $  (2,217)
Fixed charges                          103       382       870      1,771         4,385          623          4,111        12,881
Capitalized interest                    --        --      (134)      (255)           --           --             --            --
                                   -------   -------  --------   --------    ----------      --------   -----------     ---------
  Total earnings                   $ 1,762    $2,923    $5,511     $6,910    $    2,922      $ 1,715    $     2,081     $  10,664
                                   =======   =======  ========   ========    ==========      ========   ===========     =========

Ratio of earnings to fixed
charges                              17.1x      7.7x      6.3x       3.9x          --(3)         2.8x          --(4)         --(5)
                                   =======   =======  ========   ========    ===========     ========   ===========     =========

(1) Adjusted to give effect to the Transactions as if the Transactions had occurred at January 1, 1997.

(2) Adjusted to exclude writedown of $495,000 to the carrying value of the Company's former principal fabrication facility.

(3) Earnings were insufficient to cover fixed charges by approximately $1.5 million.

(4) Earnings were insufficient to cover fixed charges by approximately $2.2 million.


(5) Earnings were insufficient to cover fixed charges by approximately $2.0 million.